Exhibit 99.1

For Immediate Release

October 6, 2005

President of DRAXIS Radiopharmaceuticals Division Establishes Strategies for Long Term Growth

MISSISSAUGA, ONTARIO October 6, 2005 – A broad strategy to drive growth and profitability in DRAXIMAGE, the radiopharmaceutical division of DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX), has been developed by Mr. Jean-Pierre Robert, who was recently appointed President of DRAXIMAGE in May 2005.

“We intend to drive growth at DRAXIMAGE by the addition of new and improved products to our catalogue and by further penetrating those niche markets in North America where we have been successful,” said Jean-Pierre Robert.  “In addition, we plan to expand into new territories and into new segments of the global Nuclear Medicine market where DRAXIMAGE has not previously participated.  It is important to understand that a key aspect of our approach will be to establish strategic partnerships and alliances to accelerate product development and create value through increased international marketing initiatives.”

The first steps toward strengthening the leadership team to achieve this vision have been completed with two key appointments; one to spearhead development programs focused on new product additions for DRAXIMAGE and one to head the process of expanding customer relations, increasing market penetration and entering new markets.

New Vice President, Clinical Research and Regulatory Affairs

Dr. Jean De Serres, M.D., M.Sc., MBA joined DRAXIMAGE in August 2005 as Vice-President, Clinical Research and Regulatory Affairs.  He has initiated a process to prioritize projects in order to accelerate development of the products currently in the research and development pipeline and to maximize their value.

Dr. De Serres has a global perspective in the pharmaceutical industry, having gained twenty years of experience establishing and managing both small and large teams in medical and regulatory affairs, clinical research, sales and marketing.  He also has experience in directing public health professionals and medical training programs. Dr. De Serres will be responsible for establishing and maintaining clear lines of communication with regulatory agencies in key jurisdictions worldwide, in order to bring new products to market in a timely manner.

Since joining DRAXIMAGE, Dr. De Serres has begun to develop a comprehensive regulatory and clinical development strategy for those products currently in development, drawing on his previous experience and his understanding of the critical processes for clinical development and regulatory approval, while addressing the needs of the marketplace for new products.

DRAXIMAGE plans to develop new products for both medical imaging and therapeutic use, with a focus on high growth segments of the Nuclear Medicine market.  New product opportunities will leverage unmet needs in the market or in clinical practice and may take advantage of patent expirations as well as opportunities to in-license products and/or technologies.

New Director of Marketing

Marketing and sales functions at DRAXIMAGE have been re-organized under Mr. Francois Bergeron, recently appointed as Director of Marketing.  The initial focus of his group will be to maximize the penetration of the U.S. market through enhanced relationships with existing key customers.  In addition, efforts are underway to establish new international partnerships and distribution networks to facilitate the future sale of products globally.

Mr. Bergeron previously served as a senior executive in the biotechnology sector and has experience in various marketing, sales, business development and training roles in the pharmaceutical and life sciences industries. He brings to DRAXIMAGE a broad scope of knowledge in defining target markets and commercializing new products.  His expertise will also contribute to the increased effort to seek new strategic partnerships and alliances.

Preliminary discussions have begun between DRAXIMAGE and its major distribution and marketing partners in the U.S. radiopharmaceutical sector to identify potential new products or product improvement opportunities.  The in-licensing of new products or technologies is also being explored.  In addition, DRAXIMAGE has begun to establish and/or strengthen links with academic centers of innovation in North America and abroad, to identify innovative opportunities to expand the market for radiopharmaceuticals.

Building on Products that are Market Leaders

DRAXIMAGE will focus resources on the continued development of the division’s well-established franchise in diagnostic medical imaging and radioiodine products for the diagnosis and treatment of thyroid cancer and hyperthyroidism.  The sale of DRAXIMAGE radioiodine products in North America has grown consistently over the recent past and it is anticipated that production capacity for these products will be expanded in 2006.

The DRAXIMAGE division is a leading provider of Iodine I-131 products in Canada and has become a significant supplier of these high value products since their introduction into the U.S. in 2003.  DRAXIMAGE believes there are additional opportunities to increase its penetration of this U.S. market in the near term and has identified additional territories, including selected European countries and other jurisdictions, in which to potentially consider the introduction of its full line of radioiodine products.

One key objective will be to increase the market for DRAXIMAGE diagnostic medical imaging kits, which are used in kidney, lung, bone, brain and blood pool scans, through enhanced relationships with key customer accounts across North America and selected European countries.

DRAXIMAGE believes that the expansion of its product portfolio and entry into new markets globally will result in some product rationalization over time, in conjunction with an in-licensing strategy designed to build a more comprehensive portfolio.  Likely targets for rationalization may include products that have under performed or that have limited potential to generate a significant contribution to profitability.

Product Pipeline Update

The planned clinical development program for the commercialization of INFECTON® is moving forward on schedule.  INFECTON® is believed to be a promising agent for the detection and localization of sites of infection within the body. Four Phase II clinical trials are being conducted at clinical sites in the United States and Canada. Patient enrolment has been completed in one of these trials and is nearing completion in two others. Enrollment has also begun in an additional trial examining patients with equivocal appendicitis.  Studies to define target market populations and appropriate clinical applications are underway and are expected to be completed in time to guide the design of Phase III studies, which are expected to begin in 2006.  An expert panel is being assembled to review clinical results as they are assessed and analyzed, to review potential target markets, and to advise on the design of Phase III studies and appropriate indications.  DRAXIMAGE has identified INFECTON® as a major opportunity for the business in the mid-to-long term and is currently assessing the amount and type of resources needed to accelerate its development.

An expert medical panel was recently assembled to assess the results of clinical testing performed to date with FIBRIMAGE® in conjunction with market related information derived from two market studies that have been conducted recently.  This expert clinical panel is chaired by Dr. Bruce Davidson, MD, MPH, Clinical Professor of Medicine and Director of Pulmonary and Critical Care at the Swedish Medical Center, University of Washington School of Medicine in Seattle.  Dr. Davidson is an internationally known researcher and clinician with direct experience in the diagnosis and treatment of venous thromboembolism.

The members of the expert panel include:

•                  Dr. Charles G. Elliott, MD, MACP FCCP, Professor of Medicine, University of Utah School of Medicine.  Dr. Elliott is the Medical Director of Respiratory Therapy and Chief of the Pulmonary and Critical Care Division at the LDS Hospital in Salt Lake City.  Dr. Elliott is a recognized authority in the field of venous thromboembolism, as both a clinician and a researcher.

•                  Dr. David Lewis, MD, Associate Professor of Radiology, University of Washington Medical School and Director of Nuclear Medicine at the Harborview Medical Center in Seattle.  Dr. Lewis has extensive clinical experience in Nuclear Medicine plus research expertise in cerebral vascular disease.

•                  Dr. Heyu Ni, MD, PhD, Research Scientist at St. Michael’s Hospital in Toronto and Associate Scientist at the Canadian Blood Services.  Dr. Ni is also Assistant Professor in the Department of Laboratory Medicine and Pathobiology at the University of Toronto and is an internationally recognized expert in thrombotic activity and thrombus formation, particularly at the molecular level.

The report and recommendations of this expert panel will be used to assess the strategy for further development of FIBRIMAGE® as an agent to satisfy unmet medical needs for the detection and diagnosis of active thrombotic activity in clinically significant situations such as Deep Vein Thrombosis (DVT) and other conditions.

About DRAXMAGE Inc.

DRAXIMAGE develops, manufactures and markets diagnostic and therapeutic radiopharmaceuticals for the global marketplace. Products currently include a line of lyophilized technetium-99m kits used in nuclear imaging procedures and therapeutic products labeled with a variety of isotopes including radioiodine.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Specialty Pharmaceuticals Inc. employs over 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations; reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston, Investor Relations

Tel:      877-441-1984